EXHIBIT 99.1

IIJ Announces the Distribution of Retained Earnings

TOKYO, May 25, 2017 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (NASDAQ:IIJI) (TSE1:3774) announced that IIJ’s Board of Directors today resolved upon the dividends to be paid from retained earnings to shareholders on the record date of March 31, 2017, as indicated below.

The distribution of retained earnings is subject to the approval of IIJ’s 25th Ordinary General Meeting of Shareholders that will be held on June 28, 2017 in Tokyo.

1. Dividend

	FY2016 Year-end dividend	Latest forecast (released on May 15, 2017)	FY2015 Year-end dividend
Record date	March 31, 2017	March 31, 2017	March 31, 2016
Dividend per common share	JPY13.50	JPY13.50	JPY11.00
Total dividend amount	JPY608 million	-	JPY505 million
Effective date	June 29, 2017	-	June 27, 2016
Dividend resource	Retained earnings	-	Retained earnings

2. Reason

IIJ’s basic policy for the return of profit to shareholders is to maintain stable and continuous dividends to shareholders while giving full consideration to securing its funds to strengthen its financial position and to prepare for its operation and business development.

Considering the basic policy, we decided to pay JPY13.50 per common share as FY2016 year-end dividend. This matter is scheduled to be resolved at IIJ’s 25th Ordinary General Meeting of Shareholders scheduled for June 28, 2017.

<Reference> Annual dividend payments

Dividend per common share
Record date	Interim dividend	Year-end dividend	Total: Annual dividend
Year ended March 31, 2017	JPY13.50 (paid)	JPY13.50	JPY27.00
Year ended March 31, 2016	JPY11.00 (paid)	JPY11.00 (paid)	JPY22.00

About IIJ
Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, systems integration, cloud computing services, security services and mobile services. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
IIJ Investor Relations
Tel: +81-3-5205-6500  E-mail: ir@iij.ad.jp  URL: http://www.iij.ad.jp/en/ir